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Robert Feeney · 2nd

Chief Vision Officer at Knowledge as a Service, Inc. (KaaS)

Wichita, Kansas, United States ·

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Knowledge as a Service, Inc. (KaaS)

UC Irvine

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Invest in Knowledge as a Service, Inc. (KaaS): Disruptive software that changes human behavi...

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Old Tricks Are the Best T Programmed Instructior

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If you have time over the next hour, come join us for a conversation about corporate training as we know it: "Shou...

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Sleep. It’s the best creative cooker.

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"The power of imagination created the illusion that my vision went much farther than the naked eye could actually see." ...

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Experience

Knowledge as a Service, Inc. (KaaS)

2 yrs 5 mos

President and Chief Vision Officer

Full-time

Jun 2021 – Present · 3 mos

I serve as the company president in charge of setting the vision and leading our contribution to the world of performance enablement through behavior change. I am the co-creator of the Ringorang SaaS platform which marries advertising techniques with the learning sciences. It empowers enterprises to establish targeted habits in their people, without taking time away from their daily routines.

Co-Founder and Chief Customer Officer

Full-time

Apr 2019 – Jun 2021 · 2 yrs 3 mos

Delaware, United States

Knowledge As A Service exclusively markets the Ringorang behavior-change software to large enterprises and organizations that address thousands of learners at once. Learning is not an event, it is a process that walks a ...see more

Co-Founder

Vergence Entertainment

Jul 2006 – Present · 15 yrs 2 mos

California

Led Vergence since its inception as a co-founder through iterative development and patenting of its Ringorang software product and ASK Methodology, the company's overall business plan, marketing and product strategies, through

CEO and Co-Creator of Ringorang

Ringorang · Full-time

Mar 2015 – Apr 2019 · 4 yrs 2 mos

Los Angeles, California, United States

Ringorang is the #1 learning retention app. Using some simple gamification techniques, plus a patented engagement pattern known as Frequencing, this mobile and PC app consistently delivers 6x - 10x traditional engagement through e ...see more

Education

UC Irvine

Arts, Entertainment, Media

1988 – 1989

La Jolla High School
high school,
1986 – 1988